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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ___________

                                SCHEDULE 14D-1
                                Amendment No. 2
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           ORION CAPITAL CORPORATION
                           (Name of Subject Company)


                   ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
                               ROYAL GROUP, INC.
                             NTG ACQUISITION CORP.
                                   (Bidders)

                    Common Stock, Par Value $1.00 Per Share
                               (Title of Class)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)
                       ________________________________

                              Joyce Wheeler, Esq.
                               Royal Group, Inc.
                           9300 Arrowpoint Boulevard
                     Charlotte, North Carolina 28273-8135
             Telephone: (704) 522-2000, Facsimile: (704) 522-3111

                                With a copy to:

                          Christopher E. Manno, Esq.
                           Willkie Farr & Gallagher
               787 Seventh Avenue, New York, New York 10019-6099
             Telephone: (212) 728-8000, Facsimile: (212) 728-8111

                                  ___________


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     Royal & Sun Alliance Insurance Group plc, a public limited company organized under the laws of England and Wales ("Royal plc"), NTG Acquisition, a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Purchaser"), and Purchaser's parent, Royal Group, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Royal US"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999, as amended by Amendment No. 1 filed on August 12, 1999 ("Schedule 14D-1"), with respect to the Purchaser's offer to purchase 28,763,329 shares of Common Stock, par value $1.00 per share (the "Shares"), of Orion Capital Corporation, a Delaware corporation (the "Company"), and, if applicable, associated Preferred Share Rights (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which together with the Offer to Purchase and the Supplement constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     Pursuant to the requirements of the Hart-Scott-Rodino Act (the "HSR Act"), Royal plc, Royal US and Purchaser filed their Notification and Report Forms with respect to the Offer and the Merger with the Department of Justice and the Federal Trade Commission on July 27, 1999. Early termination of the waiting period under the HSR Act with respect to the Offer was granted effective as of August 9, 1999.

     The information set forth in Item 10(f) is hereby amended and supplemented by the following:

     On September 10, 1999, Royal plc issued a press release announcing that the Offer, the proration period and withdrawal rights have been extended and will now expire at 4:30 p.m., New York City time, on Friday, October 1, 1999; a copy of such press release is attached hereto as Exhibit (a)(11) and incorporated herein by reference.


ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(11)   Press Release of Royal plc dated September 10, 1999.


OFFER TO PURCHASE: Section 12.  Plans for the Company; Other Matters

     The information set forth in the Offer to Purchase, under the caption "Section 9-Certain Information Concerning Purchaser, Royal US and Royal plc is hereby amended and supplemented

                                       2
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by deleting the second sentence under the sub-caption "Selected Financial
Information" and replacing it in its entirety with the following sentence:

     Using an exchange rate for Pounds Sterling into U.S. Dollars based upon the noon buying rate on December 31, 1998 for cable transfers in foreign securities as certified for customs purposes by the Federal Reserve Bank in New York City (the "Noon Buying Rate"), the net premiums and policy fees for the same period were $15,314 million and $16,140 million, respectively.

                                       3
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999

                                   NTG ACQUISITION CORP.

                                   By:  /s/ Terry Broderick
                                      ------------------------------------------
                                   Name: Terry Broderick
                                   Title: President


                                   ROYAL GROUP, INC.

                                   By:  /s/ Terry Broderick
                                      ------------------------------------------
                                   Name: Terry Broderick
                                   Title: President


                                   ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

                                   By:  /s/ D.J. Miller
                                      ------------------------------------------
                                   Name: D.J. Miller
                                   Title: Director, Legal & Secretarial
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                               INDEX TO EXHIBITS

Exhibit                                                      Sequential Page No.
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(a)(11)        Press Release of Royal plc dated September 10, 1999.